EXHIBIT 99.1

FreeSeas Announces 2009 Third Quarter and Nine Month Financial Results

 2009 Third Quarter Financial Highlights
 * Operating revenues of $13.1 million, up 5.6% quarter-over-quarter
 * Net income of $465,000, or $0.02 diluted earnings per share
 * Adjusted EBITDA of $5.9 million
 * Cash flow from operations of $4.9 million
 * 9.4 vessels were operated during the period, generating a time charter equivalent rate of $14,598 per day

 2009 Nine Month Financial Highlights
 * Operating revenues of $43.0 million
 * Net income of $7.2 million, or $0.31 diluted earnings per share
 * Adjusted EBITDA of $23.5 million
 * Cash flow from operations of $17.7 million
 * 9.14 vessels were operated during the period, generating a time charter equivalent rate of $16,466 per day

 Operational Highlights
 * Increased the size of the Company's fleet from nine to 10 vessels, taking delivery of the M/V Free Neptune; lowering the average age and increasing carrying capacity from 268,166 DWT to
   299,004 DWT

 Financing Highlights
 * New secured seven-year term loan of up to $27.75 million to refinance existing $21.75 million and up to $6.0 million of additional liquidity
 * Reduced market-value-to-loan covenant on a revolving credit facility to 115% from April 1, 2010 until April 1, 2011

PIRAEUS, Greece, Nov. 16, 2009 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of eight Handysize and two Handymax vessels, today announced financial results for its third quarter and nine months ended September 30, 2009.

Mr. Ion Varouxakis, President and CEO of FreeSeas, stated, "We continue to position the Company for long-term growth amid challenging, but improving, market conditions. We operated profitably during the period, with an emphasis on maintaining our low operating cost structure and maximizing our cash flow. We believe that our fleet is well-positioned to take advantage of the current upturn in the dry bulk market, as a result of our strategic decision earlier this year to operate our Handysize vessels in the spot market at what proved to be profitable and improving charter rates. We are also encouraged with the recent demand driven improvement in the dry bulk market, especially for Handysize vessels, as evidenced by the considerable gains shown by the Baltic Dry Index in recent weeks, which seems to indicate that the market low may be behind us."

Mr. Alexandros Mylonas commented, "Our recently concluded acquisition of the M/V Free Neptune lowers our per-vessel cash break-even cost, while the recently agreed new term loan with First Business Bank and the amendment of the market-value-to-loan covenant with Credit Suisse provides us with access to additional liquidity and a sustainable debt repayment and covenant package going forward."

2009 Third Quarter Financial Review

 * Operating revenues for the 2009 third quarter were $13.1 million, as compared to $22.3 million reported the same period of the prior year.  The decrease was largely due to the weaker freight market, with the resulting lower charter rates for the period.

 * Daily vessel operating expenses were $5,624, for the 2009 third quarter, as compared to $6,311 for the same period of the prior year. They decreased by 10.9%, as a result of close monitoring of vessel operating expenses and the more efficient operation of our vessels due to repairs completed in 2008 to bring the newly purchased vessels to our operational standards. For the third quarter of 2009, depreciation expense and amortization of deferred charges totaled $4.3 million, as compared to $4.2 million for the third quarter of 2008. The slight increase in depreciation expenses and amortization of deferred charges reflected primarily an increase of the fleet to 9.40 vessels from 8.26 vessels, offset by an adjustment to the period over which the Company depreciates its vessels to 28 years from 27 years.

 * Income from operations for the third quarter of 2009 was $1.7 million, as compared to the $10.8 million reported in the prior year period.  Net income for the third quarter of 2009 was
   $465,000, or $0.02 diluted earnings per share based on 28.2 million diluted weighted average number of shares outstanding, as compared to net income of $9.4 million, or $0.43 diluted earnings per share based on 21.5 million diluted weighted average number of shares outstanding, for the third quarter of 2008.  The increase in the diluted weighted average number of shares outstanding is a result of the Company's registered offering of 10,041,151 shares of common stock in July 2009.

 * Adjusted EBITDA for the quarter ended September 30, 2009 was $5.9 million compared to $15.1 million in the prior year's quarter.
   A table reconciling adjusted EBITDA to net income can be found in footnote (1) to this release. The decrease is attributable to the weaker freight market in the three months ended September 30, 2009 compared to the same period in 2008.

2009 Nine Month Financial Review

 * Operating revenues for the first nine months of 2009 were $43.0 million, compared to $45.9 million in the comparable period of the prior year.  The decrease of $2.9 million is attributable to the weaker freight market, with the resulting lower charter rates in the nine months ended September 30, 2009 compared to the same period in 2008.

 * Daily vessel operating expenses were $4,918, for the nine-month period ended September 30, 2009, as compared to $6,533 for the same period in 2008. They decreased by 24.7% as a result of close monitoring of vessel operating expenses and the more efficient operation of our vessels due to repairs completed in
   2008 to bring the newly purchased vessels to our operational standards.

 * For the first nine months of 2009, depreciation expense and amortization of deferred charges totaled $13.2 million, as compared to $9.5million for the first nine months of 2008.
   The increase in depreciation expenses and amortization of
   deferred charges was mainly due to the increase of the fleet size partly offset by the change in depreciation policy due to the increase of the vessels useful life from 27 to 28 years.

 * Income from operations for the first nine months of 2009 was
   $10.5 million compared to $18.1 million reported in the prior year period.  Net income for the first nine months of 2009 was
   $7.2 million, or $0.31 diluted earnings per share based on 23.5 million diluted weighted average number of shares outstanding, as compared to net income of $13.8 million, or $0.62 diluted earnings per share based on 22.3 million diluted weighted average number of shares outstanding, for the first nine months of 2008.

 * Adjusted EBITDA for the first nine months of 2009 was $23.5 million as compared to $27.6 million the prior year period. A table reconciling adjusted EBITDA to net income can be found in footnote (1) to this release. The decrease is attributable to the weaker freight market in the nine months ended September 30,
   2009 compared to the same period in 2008.

Balance Sheet Highlights; New Increased Term Loan and Extension of Loan Covenant Waivers

At September 30, 2009, FreeSeas' cash and cash equivalents were $2.8 million, total debt was $137.8 million and shareholders' equity was $144.3 million, compared to $3.4 million, $160.4 million and $120.9 million, respectively, at December 31, 2008.

On November 12, 2009, the Company announced an agreement for a new secured seven-year term loan of up to $27.75 million with First Business Bank S.A. of Greece ("FBB"). This new loan refinances the Company's existing $21.75 million loan on the M/V Free Impala and provides the Company with up to $6.0 million of additional liquidity, while also decreasing expected payments by approximately $1.0 million in aggregate over the next 12 months.

In addition, FBB has agreed to reduce the market-value-to-loan covenant to 100% through June 30, 2010, which then increases to 115% from July 1, 2010 through June 30, 2011 and to 125% from July 1, 2011 through maturity. Credit Suisse, one of our other lenders, also agreed to reduce the market-value-to-loan covenant on its revolving credit facility with the Company to 115% from April 1, 2010 until April 1, 2011.

As a result of the new secured term loan with FBB and the amended agreement with Credit Suisse, the Company's current portion of its total debt has been reduced from $32.3 million as of June 30, 2009 to $17.3 million as of September 30, 2009.

Conference Call Information

The Company will conduct a conference call to discuss third quarter and nine months ended September 30, 2009 later this morning at 10:00 a.m. ET.

 The dial-in numbers are:
 (866) 861-6730 (US)
 (702) 696-4678 (INTERNATIONAL)

The conference call will also be broadcast live via the "Investor Relations" section of FreeSeas's website at www.freeseas.gr. The Company will also have an accompanying slide presentation available in PDF format 30 minutes prior to the conference call. Once at the "Investor Relations" section, interested parties should click on "Conference Calls." The webcast will be archived and accessible for approximately 15 days if you are unable to listen to the live call. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. If you are unable to participate in the live call, the conference call will be archived and can be accessed for approximately 15 days.

 Fleet Employment Data

 ---------------------------------------------------------------
 Vessel Name      Dwt     Type    Built    Employment as of
                                          November 16, 2009*
 ---------------------------------------------------------------
 Free Destiny   25,240  Handysize 1982   Approximately 26 day
                                         trip time charter at
                                        $9,075 per day through
                                            November 2009
 ---------------------------------------------------------------
  Free Envoy    26,318  Handysize 1984  Approximately 55-60 day
                                         trip time charter at
                                        $7,200 per day through
                                             January 2010
 ---------------------------------------------------------------
                                        Balance of time charter
                                         at $10,500 per day on
                                           September 15, 2009
                                        through January/February
                                       2010 (+50% profit sharing
 Free Goddess   22,051  Handysize 1995   above $12,500 per day)
 ---------------------------------------------------------------
   Free Hero    24,318  Handysize 1995   3-5 month trip time
                                        charter at $11,500 per
                                         day through February/
                                              April 2010
 ---------------------------------------------------------------
  Free Impala   24,111  Handysize 1997   Approximately, 60 day
                                          trip time charter at
                                        $10,000 per day through
                                            December  2009
 ---------------------------------------------------------------
                                        Balance of time charter
                                          at $25,216 per day
                                        through  February 2011
                                          and $28,000 per day
 Free Jupiter   47,777  Handymax  2002    through March 2011
 ---------------------------------------------------------------
  Free Knight   24,111  Handysize 1998   Approximately, 60-65
                                        day trip time charter at
                                        $ 7,000 per day through
                                            November 2009
 ---------------------------------------------------------------
   Free Lady    50,246  Handymax  2003  Balance of time charter
                                          at $51,150 per day
                                           through May 2010
 ---------------------------------------------------------------
                                       Approximately, 60-65 day
                                         trip time charter at
                                        $9,000 or $11,000 per
 Free Maverick  23,994  Handysize 1998 day through December 2009
 ---------------------------------------------------------------
 Free Neptune   30,838  Handysize 1996     Dry-dock through
                                            November 2009
 ---------------------------------------------------------------
     TOTAL     299,004
 ---------------------------------------------------------------
 * The average net charter rates per vessel realized by the
 Company will depend on actual repositioning time and bunkers consumed between successive chartering employments, as well as potential operational off-hires.  The above table is
 provided for indicative purposes only, and should not to be deemed to reflect actual operating revenues received from
 employment of the vessels.
 ---------------------------------------------------------------

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of eight Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

 FREESEAS INC.

 PERFORMANCE INDICATORS
 (All amounts in tables in thousands of United States  dollars, except for fleet
 data and per diem amounts)

                             Three Months Ended  Nine Months Ended
                             Sept. 30, Sept. 30, Sept. 30, Sept. 30,
                               2009      2008      2009      2008
                             --------  --------  --------  --------
 Adjusted EBITDA (1)         $  5,906  $ 15,111  $ 23,495  $ 27,573
 Fleet Data:
 Average number of vessels
 (2)                             9.40      8.26      9.14       6.8
 Ownership days (3)               865       760     2,494     1,864
 Available days (4)               845       760     2,454     1,810
 Operating days (5)               828       740     2,416     1,693
 Fleet utilization (6)           95.7%     97.4%     96.9%     90.8%
 Average Daily Results:
 Average TCE rate (7)        $ 14,598  $ 28,558  $ 16,466  $ 25,678
 Vessel operating expenses
  (8)                           5,624     6,311     4,918     6,533
 Management fees (9)              548       601       526       665
 General and administrative
  expenses (10)                   873     1,124     1,033     1,411

 Total vessel operating
  expenses (11)                 6,172     6,912     5,444     7,198

 (1) Adjusted EBITDA reconciliation to
 net income:
 Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization, the change in the fair value of derivatives and gains/losses on debt extinguishment. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness.  The following is a reconciliation of adjusted EBITDA to net income:

                             Three Months Ended  Nine Months Ended
                             Sept. 30, Sept. 30, Sept. 30, Sept. 30,
                               2009      2008      2009      2008
                             --------  --------  --------  --------
 Net income (loss)           $    465  $  9,356  $  7,222  $ 13,826
 Depreciation and
  amortization                  4,337     4,184    13,197     9,498
 Change in derivatives fair
  value                            44        36      (416)       90
 Interest and finance cost,
  net of interest
  income                        1,060     1,535     3,492     3,520

 Loss on debt extinguishment       --        --        --       639
                             ------------------  ------------------
 Adjusted EBITDA             $  5,906  $ 15,111  $ 23,495  $ 27,573
                             ==================  ==================

 (2)  Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel  was a part of our fleet during the period divided by the number of calendar days in the period.

 (3) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us.  Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

 (4) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate  surveys.  The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

 (5) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

 (6) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of ownership days during the period.  The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

 (7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent  with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions)
 by operating days for the relevant time period.  Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

                             Three Months Ended  Nine Months Ended
                             Sept. 30, Sept. 30, Sept. 30, Sept. 30,
                               2009      2008      2009      2008
                             --------  --------  --------  --------
 Operating revenues          $ 13,077  $ 22,320  $ 43,000  $ 45,900
 Voyage expenses and
  commissions                    (990)   (1,187)   (3,217)   (2,427)
 Net operating revenues        12,087    21,133    39,783    43,473
 Operating days                   828       740     2,416     1,693
                             ------------------  ------------------
 Time charter equivalent
  daily rate                 $ 14,598  $ 28,558  $ 16,466  $ 25,678
                             ==================  ==================

 (8)  Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

                             Three Months Ended  Nine Months Ended
                             Sept. 30, Sept. 30, Sept. 30, Sept. 30,
                               2009      2008      2009      2008
                             --------  --------  --------  --------
 Vessel operating expenses   $  4,865  $  4,797  $ 12,266  $ 12,178
 Ownership days                   865       760     2,494     1,864
                             --------  --------  --------  --------
 Daily vessel operating
  expense                    $  5,624  $  6,311  $  4,918  $  6,533
                             ========  ========  ========  ========

 (9) Daily management fees are calculated by dividing total management fees directly associated with vessels' operation paid on ships owned by ownership days for the relevant time period.

 (10) Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

 (11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels.  TVOE is the sum of daily vessel operating expense and daily management  fees.  Daily
 TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

 FREESEAS INC.
 CONDENSED UNAUDITED STATEMENTS OF OPERATIONS
 (All amounts in tables in thousands of United States dollars, except for share data)

                   For three months ended  For nine months ended
                    Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
                      2009        2008        2009        2008
                   (Unaudited) (Unaudited) (Unaudited) (Unaudited)
                    ----------  ----------  ----------  ----------

 OPERATING REVENUES $   13,077  $   22,320  $   43,000  $   45,900

 OPERATING EXPENSES:
 Vessel operating
  expenses              (4,865)     (4,797)    (12,266)    (12,178)
 Voyage expenses          (990)     (1,187)     (3,217)     (2,427)
 Depreciation
  expense               (3,910)     (3,940)    (11,996)     (8,980)
 Amortization of
  deferred charges        (427)       (244)     (1,201)       (518)
 Management fees
  to a related
  party                   (474)       (582)     (1,312)     (1,614)
 Stock-based
  compensation
  expense                   (3)        (28)         (9)        (82)
 General and
  administrative
  expenses                (723)       (707)     (2,496)     (2,013)
                    ----------  ----------  ----------  ----------
 Income (loss)
  from operations   $    1,685  $   10,835  $   10,503  $   18,088

 OTHER INCOME
  (EXPENSE):
 Interest and
  finance costs     $   (1,069) $   (1,573) $   (3,515) $   (4,093)
 Loss on debt
  extinquishment            --          --          --        (639)
 Change in
  derivatives
  fair value               (44)        (36)        416         (90)
 Interest income             9          38          23         573
 Other                    (116)         92        (205)        (13)
                    ----------  ----------  ----------  ----------
 Other (expense)    $   (1,220) $   (1,479) $   (3,281) $   (4,262)
                    ----------  ----------  ----------  ----------

                    ----------  ----------  ----------  ----------
 Net income         $      465  $    9,356  $    7,222  $   13,826
                    ==========  ==========  ==========  ==========

 Basic earnings
  per share         $     0.02  $     0.44  $     0.31  $     0.66
 Diluted earnings
  per share         $     0.02  $     0.43  $     0.31  $     0.62
 Basic weighted
  average number
  of shares         28,156,478  21,171,329  23,525,298  20,950,346
 Diluted weighted
  average number
  of shares         28,156,478  21,539,704  23,525,298  22,330,808

 FREESEAS INC.
 CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
 (All amounts in tables in thousands of United States dollars, except for share data)

                                  Sept. 30, 2009   Dec. 31, 2008
                                    (Unaudited)       Audited
                                 --------------------------------
 ASSETS
 ------

 CURRENT ASSETS:
 Cash and cash equivalents         $        2,786  $        3,378
 Trade receivables, net                     3,257             812
 Insurance claims                           9,344          17,807
 Due from related party                     1,356           1,634
 Inventories                                  662             579
 Back log assets                               --             907
 Restricted cash                            1,741           1,095
 Prepayments and other                        682             972
                                   --------------  --------------
  Total current assets             $       19,828  $       27,184

 Advances for acquisition of
  vessels
 Fixed assets, net                        274,691         275,405
 Deferred charges, net                      2,689           3,772
 Restricted cash                            1,500           1,500
                                   --------------  --------------
  Total non-current assets         $      278,880  $      280,677

                                   --------------  --------------
  Total Assets                     $      298,708  $      307,861
                                   ==============  ==============

 LIABILITIES AND SHAREHOLDERS'
 EQUITY
 -----------------------------
 CURRENT LIABILITIES:
 Accounts payable                  $       11,633  $       10,916
 Accrued liabilities                        1,741          11,347
 Due to related party                          37              12
 Unearned revenue                             379           1,320
 Deferred revenue-current portion           1,032              --
 Derivatives financial
  instruments at fair value                   601             473
 Bank loans - current portion              17,341          26,700
                                   --------------  --------------
  Total current liabilities        $       32,764  $       50,768

 Derivatives financial
  instruments at fair value                   793           1,337
 Deferred revenue-current portion             398           1,251
 Bank loans - net of current
  portion                                 120,409         133,650
                                   --------------  --------------
  Total long-term liabilities      $      121,600  $      136,238

 Commitments and Contingencies
 SHAREHOLDERS' EQUITY:
 Common stock                                  31              21
 Additional paid-in capital               126,580         110,322
 Retained earnings                         17,733          10,512
  Total shareholders' equity       $      144,344  $      120,855
                                   --------------  --------------
  Total Liabilities and
   Shareholders' equity            $      298,708  $      307,861
                                   ==============  ==============

CONTACT:  FreeSeas Inc.
          Alexandros Mylonas, Chief Financial Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr

          The Equity Group Inc.
          Investor Relations
          Adam Prior, Vice President
          212-836-9606
          aprior@equityny.com